NEWS RELEASE

Canarc Shareholders Approve All Resolutions at Annual and Special General Meeting Held on April 29, 2008 in Vancouver, Canada, Including Special Resolution to Spin-Out Mexican Gold Projects to Subsidiary “Caza Gold Corp.” and Distribute Caza Shares to Canarc Shareholders

Vancouver, Canada - April 30, 2008 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) announces that shareholders approved all the resolutions put forward at its Annual and Special General Shareholder Meeting held on April 29, 2008 in Vancouver, BC, including a Special Resolution to spin-out Canarc’s Mexican gold projects to its wholly-owned subsidiary company, Caza Gold Corp., and distribute by way of a dividend approximately 83% of the Caza shares pro rata to Canarc shareholders under a Plan of Arrangement.

As required by the Business Corporations Act of British Columbia and TSX policies, Canarc will now seek the approvals of the British Columbia Supreme Court and the Toronto Stock Exchange for the Plan of Arrangement on or about May 12, 2008. Upon receipt of these approvals, the Effective Date and Dividend Record Date will immediately be set and the property spin-out and share dividend will take place shortly thereafter.

Canarc’s Mexican gold projects will then be transferred to Caza Gold Corp. in return for all of Caza’s issued share capital of approximately 14.4 million shares, reflecting one share of Caza for each five shares of Canarc, and Canarc shareholders will receive, by way of a dividend in kind, one share of Caza for each six shares of Canarc held as of the Dividend Record Date.  Canarc will retain approximately 2.4 million shares of Caza, or about 16.7% of the issued capital of Caza Gold Corp.

The purpose of the spin-out and distribution is for Canarc shareholders to realize the full potential of Canarc’s Mexican gold projects by advancing them through the financing of Caza Gold rather than financing Canarc.  Caza Gold intends to carry out exploration work on these projects, including drilling, as soon as the spin-out is effective so that it is in a position to apply for a listing of its shares on a Canadian recognized stock exchange later this year.

The Company also announces that it has dropped its option to acquire the Providencia and San Felix properties (112 hectares) in Guanajuato, Mexico.  These properties were to be included in the spin-out to Caza Gold but Canarc’s exploration work to date shows that all of the high priority geochemical and geophysical targets marking extensions to the Providencia and San Felix vein systems are located on the surrounding Los Arrastres properties (7,638 hectares).  Canarc acquired an option to purchase a 100% interest in the Los Arrastres properties from Grupo Mexico in early 2007 and these properties are included in the spin-out to Caza Gold.

Bradford Cooke, Chairman and CEO of Canarc commented, “The spin-out of Canarc’s Mexican gold projects to Caza Gold and the dividending of 83% of the Caza shares to Canarc Shareholders of Record should be very accretive for Canarc Shareholders. Firstly, it puts shares of the new company directly into the hands of Canarc shareholders under a Plan of Arrangement; and secondly, it allows the financing of the Mexican gold projects through Caza without directly diluting Canarc’s share capital.”

“We expect Caza Gold will move quickly after the spin-out to commence exploration drilling on its properties in Mexico.  In addition, Caza has recently been evaluating other prospective gold exploration properties in Mexico and we have a reasonable expectation that Caza’s portfolio of attractive gold projects will grow in 2008.”

Caza Gold will initially have common management with Canarc but it is anticipated that new members will be appointed to the Caza management team after the distribution. The boards of directors of each company are currently the same but it is also anticipated that some new Directors will be nominated at the next Caza Shareholder Meeting. Canarc will provide administrative assistance on an as-needed basis to Caza pursuant to a management agreement.

Caza Gold intends to seek a private placement financing in order to continue acquiring and exploring strategic gold projects in Mexico. Canarc intends to focus on enhancing the value of its core asset, the New Polaris gold mine project in British Columbia and on pursuing strategic gold property acquisitions in Canada and the U.S.A.

Shareholders also re-elected the Board of Directors, including Bradford Cooke, William Price, Derek Bullock and Leonard Harris, and re-approved the shareholder rights plan.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.